# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Keurig Dr Pepper Inc., CIK 0001418135
CUSIP: 49271V100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 53 South Avenue, Burlington, United States (X1), 01803
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001422848-24-000235
Filed by CIK 0001422849

## Reporting persons
- Capital World Investors: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 97,621,476; shared voting power 0; sole dispositive power 99,479,243; shared dispositive power 0; aggregate amount beneficially owned 99,479,243 (7.3% of the class)

## Item 1. Issuer
Name of issuer: Keurig Dr Pepper Inc.
Address of issuer's principal executive offices: 53 South Avenue, Burlington, MA 01803

## Item 2. Person Filing
Name of person filing: Capital World Investors
Address of principal business office or, if none, residence: 333 SOUTH HOPE STREET, 55TH FLOOR, LOS ANGELES, CALIFORNIA 90071
Citizenship: N/A

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
99,479,243 **

**Capital World Investors ("CWI") is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CWI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital World Investors." CWI is deemed to be the beneficial owner of 99,479,243 shares or 7.3% of the 1,358,583,125 shares believed to be outstanding.
Percent of class: 7.3
Sole power to vote or to direct the vote: 97,621,476
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 99,479,243
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Capital World Investors: Timothy J. Moon, Vice President and Senior Counsel, Capital Research and Management Company (02/10/2026)